MANHATTAN MINERALS CORP.
NEWS RELEASE

October 30, 2003	Toronto Stock Exchange
Trading Symbol: MAN

Tambogrande Project Economics Improves on Higher Metals Prices

Manhattan Minerals Corp. is pleased to respond to shareholder inquiries regarding the economic sensitivity of the TG-1 Project to fluctuations in metals prices. This update is based on data obtained from the Feasibility Study prepared by AMEC E&C Services Limited.

Summary

(all dollar amounts stated in U.S. dollars)

  Using current spot metals prices of $380 per ounce gold, $5.10 per ounce zinc, $0.90 per pound copper, $0.41 per pound zinc, the Project Internal Rate of Return has improved to 27.6% from 21.6%, compared to the original base case model which used $320/oz gold, $5.00/oz silver, $0.90/lb copper, and $0.45/lb zinc.

  Using current spot metals prices, the Undiscounted Cash Flow project value has risen to $253 million, from an earlier value of $220 million.

  Using a 5% interest rate (3.5% over 1 year LIBOR), and assuming a 60:40 debt equity ratio, the Net Present Value of the project has risen from $118 million to $147 million.

  The rise in gold prices from our base case value of $320 per ounce, to $380 per ounce, will generate an additional $44 million (after project royalties but before taxes) in free cash flow during the first four years of the 12 year operation.

  In the past 24 months, the prices of metals to be produced at the TG-1 project have risen significantly; with gold at +39%, copper +37%, silver +22%, and zinc +21%. The sensitivity analysis shows that with only a further 10% increase in the price of all four metals, the project IRR would rise from 27.6% to 37.0%, the Undiscounted Cash Flow would rise from $253 million to $379 million (a 50% increase), and the NPV at 5% would rise from $147 million to $231 million (a 57% increase).

Sensitivities of the Updated Base Case (using current metals prices)

The sensitivity to critical factors such as gold and copper prices are presented in the following tables. The project is relatively insensitive to fluctuations in silver and zinc prices.

		Undiscounted
		Cash Flow
Gold Price	IRR	(NPV 0%)	NPV @ 5%
(US $/ounce)		(US $million)	(US $million)
340	24.2%	$ 231.7	$ 129.6
360	25.9%	$ 242.2	$ 138.1
380	27.6%	$ 252.6	$ 146.5
400	29.8%	$ 264.2	$ 155.9
420	31.9%	$ 274.2	$ 164.3

		Undiscounted
		Cash Flow
Copper Price	IRR	(NPV 0%)	NPV @ 5%
(US $/lb.)		(US $million)	(US $million)
0.80	21.3%	$ 157.7	$ 86.6
0.85	24.5%	$ 202.0	$ 90.8
0.90	27.6%	$ 252.6	$ 146.5
0.95	30.2%	$ 298.3	$ 175.4
1.00	32.6%	$ 345.9	$ 205.8

Management Discussion and Analysis

The above economic results rely on the production levels, operating rates, and tax rates contained within the Feasibility Study. However, the above economic results incorporate a change in the copper concentrate treatment charges from $95 per tonne to $75, a reduction of the zinc concentrate treatment charge from $185 per tonne to $154, and a reduction in the copper refining charge from $0.95 per pound of copper, to $0.75. It is management's view that there has been a significant change in the global copper concentrates markets, with decreases in the treatment and refining charges, coincident with a rise in consumer demand for copper concentrates and physical metal.

The company has not investigated, and the model does not incorporate, any changes to the ore reserves calculations or mine plan as a result of any ore reserve sensitivity to metals prices.

Management continues to believe there are a number of areas for optimization and improvement to the project and economics that will be examined. These improvements include increased copper recovery which can only be fully tested after gold operations commence, but prior to ordering and construction of the sulfide plant. Project viability is not impacted by a change in recovery rates from those currently being used. Management anticipates some additional optimization of plant design in the gold/silver operation.

For further information please contact:

Lawrence Glaser	Horng Dih Lee
Chairman, President, CEO	Chief Financial Officer

Tel: (604) 669-3397
www.manhattan-min.com

FORWARD-LOOKING STATEMENTS: Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with the Toronto Stock Exchange and other securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.